FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May 2007	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F                               Form 40-F      X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:
Yes                               No      X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

By:/s/ Ronald B. Sirkis

Name: Ronald B. Sirkis
Title: Executive Vice-President, General
Counsel and Taxation

By:/s/ Sharon Sandall

Date: May 29, 2007	Name: Sharon Sandall
Title: Senior Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Restated First Quarter 2007 Management’s Discussion and Analysis

99.2	Restated First Quarter 2007 Consolidated Financial Statements